Exhibit 12.2
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges

	For the three months ended		For the six months ended
	June 30,		June 30,
(all dollar amounts in thousands)	2009	2008	2009	2008

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$3,937	$3,339	$16,682	$6,783
Amortization of interest capitalized	945	900	1,845	1,800
Interest capitalized	(827)	(7,011)	(3,070)	(13,348)
Distributed income of equity investees	3,313	3,817	7,113	7,034
Fixed charges	24,444	25,291	48,422	50,295

Total Earnings	$31,812	$26,336	$70,992	$52,564

Fixed Charges:
Interest expense	$22,810	$17,013	$43,242	$34,492
Capitalized interest	827	7,011	3,070	13,348
Debt costs amortization	807	1,267	2,110	2,455

Total Fixed Charges	$24,444	$25,291	$48,422	$50,295

Ratio of Earnings to Fixed Charges	1.3	1.0	1.5	1.0

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.